Contact

www.linkedin.com/in/michael-
gorman-632a6b1ab (LinkedIn)
linktr.ee/michaelgorman (Personal)

Michael Gorman

Sports executive, agent, advisor, attorney and consultant.
Medellín, Antioquia, Colombia

Experience

FMCF Investments
Portfolio Manager
January 2023 - Present (1 year 8 months)
Medellín, Antioquia, Colombia

Responsible for the allocation of capital for investments in team ownership and
player rights in South America, Africa, and Europe.

RWMG Sports Advisors
Attorney & Agent
September 2009 - April 2023 (13 years 8 months)
Los Angeles, California, United States

Legal and financial consulting for professional athletes, clubs, and investors.
Over $100 million in contracts negotiated in seven of the ten largest sports
leagues in the world, including the English Premier League, Italian Serie A,
NHL, NFL, MLS, and CFL.

Previously licensed with the English FA, National Hockey League Player's
Association, National Basketball Player's Association.

Offices in London, Medellin, Los Angeles, and Hong Kong.

WiM//LA
Agent & Advisor
November 2015 - February 2023 (7 years 4 months)
Medellín, Antioquia, Colombia

Sports agency based in Colombia. We have negotiated transactions between
Colombia and 12 different countries, including the UK, Europe, North America,
and Asia, helping our clients earn over $45 million in salary. Offices in
Medellin, Calí, Orlando, and Miami.

World in Motion
Licensed Football Intermediary
May 2016 - January 2023 (6 years 9 months)
London, England, United Kingdom

Licensed intermediary/agent with the English Football Association (The FA). Negotiated player contracts and transfers between football clubs in South America, North America, and Europe.

For more than 25 years, World in Motion has been the United Kingdom's leading independent sports agency, representing elite athletes in football, rugby, golf, and cricket. The agency provides bespoke services for players, clubs, sponsors, and partners.

With over 1,100 transfers completed in 22 countries, and with transactions nearly every club in the UK, World in Motion has an impressive network of contacts, as well as an estimated market value of all agency clients that exceeds £278,000,000.

A truly global agency, World in Motion is headquartered in London, with offices in Paris, Lyon, Budapest, Cardiff, Tokyo, Ljubljana, Madrid, Lisbon, and

U.S. Small Business Administration
Attorney
April 2010 - January 2012 (1 year 10 months)
Fresno, California, United States

Transactional law division at the SBA Commercial Loan Service Center. Represented the federal government on distressed commercial loan and commercial real estate transactions.

Provided legal opinions regarding loan guarantee agreements between SBA and lenders. Reviewed and negotiated commercial real estate loan workouts and restructurings for SBA-financed properties throughout the country during a non-default period. Drafted legal opinions on post-default options, including judicial and non-judicial foreclosure, deed in lieu offers, and short sale offers. Drafted and negotiated note purchase/sale agreements, inter-creditor agreements, loan modification agreements, and leases.

Reviewed and drafted second lien financing documentation and subordination agreements. Examined bankruptcy filings and work with outside counsel to enforce lien rights and pursue deficiency amounts from guarantors.

Education

University of Michigan Law School

Juris Doctor

Santa Clara University

Bachelor of Arts - BA, History